<u>Mail Stop 3561</u>

March 16, 2010

Richard Astrom, Chief Executive Officer
Genesis Capital Corporation of Nevada
7340 North Highway 27
Suite 218
Ocala, Florida 34482

    RE: **Genesis Capital Corporation of Nevada**
          Annual Report on Form 10-K FYE September 30, 2009
          Filed 12/29/09
          File No. 0-27831

Dear Mr. Astrom:

      We have completed our review of your filing and have no further comments at this time.

                    Sincerely,

                    John Reynolds,
                    Assistant Director